

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2010

Timothy C. Scott, Ph.D.
President
Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, TN 37931

   Re: Provectus Pharmaceuticals, Inc.
     Registration Statement on Form S-3
     Filed June 30, 2010
     File No. 333-167906

Dear Dr. Scott:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed June 30, 2010

1. We note that you are conducting a primary offering on a Form S-3. It does not appear that you are eligible to conduct this offering on a Form S-3 registration statement. Transaction Requirement Instruction I.B.1 may be used to establish a registrant's eligibility if the aggregate market value of the voting and non-voting common equity held by the registrant's non-affiliates is $75 million or more. Based on our review of your latest Form 10-K, it does not appear you meet this requirement. Instruction I.B.6(c) indicates that the registrant must have a class of common equity securities listed and registered on a national securities exchange. You disclose on the cover page of your filing that your common stock is traded on the OTC Bulletin Board. Please note that the OTC Bulletin Board is not considered a national securities exchange. Please explain to us why you are eligible to use the Form S-3, providing calculations where applicable. Alternatively, please amend your registration statement on an appropriate form.

Incorporation of Documents by Reference, page 1

2. Please amend your filing to incorporate by reference the Form 8-K filed on March 12, 2010 and the Form 8-K filed on January 12, 2010. Please refer to Item 12(a)(2) of Form S-3 for additional information.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Linda M. Crouch-McCreadie
        Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
        100 Med Tech Parkway
        Suite 200
        Johnson City, TN 37604